

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2015

Karen Dykstra
Chief Financial and Administrative Officer
AOL Inc.
770 Broadway
New York, NY 10003

> **Re:** **AOL Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 27, 2014**
> **File No. 001-34419**

Dear Ms. Dykstra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 41

1. We note that you disclose domestic average monthly AOL multi-platform unique visitors and domestic average monthly desktop unique visitors to AOL Properties and that the source of unique visitor information is comScore Media Matrix. Please explain the methodology used to calculate domestic average monthly data for both these metrics. Furthermore, please tell us what consideration you have given to disclosing the percentage of AOL multi-platform unique visitors from third parties as you do for desktop unique visitors.

2. Please tell us what consideration you gave to presenting mobile usage metrics, such as the number of mobile users and average revenue per mobile user for the periods presented. In this regard, we note that you stated on the earnings call for fiscal year 2014 that over 50% of your traffic was from mobile devices and that mobile ad revenue increased 50% year-over-year. As such, it appears that the inclusion of these metrics

would be informative if you consider them to be material to investors' understanding of your consumer reach. See Section III.B of SEC Release 33-8350.

<u>Consolidated Statements of Comprehensive Income, page 68</u>

3.   We note that you separately present revenues as "advertising and other" and "subscription." Tell us what consideration you gave to presenting costs of revenues in the same manner. Refer to Rule 5-03(b) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, at (202) 551-3579 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant